50110

MFS/Sun Life Series Trust

                                    ITEM 77C

The sole shareholder of each of the Global Telecommunication Series and the Mid Cap Growth Series (the "Series"), each a series of MFS/Sun Life Series Trust (the "Trust"), took action by written consent, as permitted by the Trust's Declaration of Trust, on August 31, 2000, to approve the following matters:

(1) the terms of each Series' Investment Advisory Agreement dated August 31 2000, between the Trust on behalf of the Series and Massachusetts Financial Services Company; and

(2) the selection of Deloitte & Touche LLP as independent public accountants of the Series.